Exhibit 99.1

Bilibili Provides Updates on Financial Guidance and Recent Business Developments

Company to Host First Quarter 2022 Financial Results Conference Call on June 9 at 8:00 AM ET

SHANGHAI, April 29, 2022— Bilibili Inc. (“Bilibili” or the “Company”) (NASDAQ: BILI and HKEX: 9626), an iconic brand and a leading video community for young generations in China, today announced that it has updated its net revenues guidance for the first quarter of 2022 and provided an update on the Company’s recent developments.

With macro-economic disruption caused by the unexpected Covid-19 resurgence nationwide in China, and the increased Covid-19 restrictions and lockdowns in major cities including Shanghai since mid-March, the Company currently expects net revenues for the first quarter of 2022 to be in the range of RMB5.0 billion to RMB5.1 billion. This compares with the range of RMB5.3 billion to RMB5.5 billion, as previously stated in the 2021 fourth quarter and fiscal year financial results press release issued on March 3, 2022, which reflected the best information available at the time.

While the near-term financial impact of Covid-19 is rapidly evolving and difficult to predict, our business fundamentals remain strong and our vibrant community continues to grow. Driven by expanding content and the unique community experience, average monthly active users were 293.6 million in the first quarter of 2022, an increase of 31.5% year over year. Average daily active users were 79.4 million, representing an increase of 32.0% year over year. Average daily time spent per user in the first quarter reached 95 minutes, the highest in the Company’s operating history.

As our communities have joined together in the battle against Covid-19, the Company is closely monitoring the evolving situation. Our top priority remains the health and safety of our employees, partners, and communities. We are committed to undertaking the required actions to maintain our business while doing our utmost to help protect our employees in accordance with the local health authorities’ recommendations. We deeply appreciate the commitment of the people as we remain united in working through this challenge together.

The Company also announced that it will report its first quarter 2022 unaudited financial results on June 9, 2022, before the opening of the U.S. markets. It will host an earnings conference call at 8:00 AM U.S. Eastern Time on the same day (8:00 PM Beijing/Hong Kong time). Details for the conference call are as follows:

Event Title:	Bilibili Inc. First Quarter 2022 Earnings Conference Call
Conference ID:	2597295
Registration Link:	http://apac.directeventreg.com/registration/event/2597295

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, an event passcode, and a unique registrant ID, which will be used to join the conference call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.bilibili.com.

A replay of the conference call will be accessible by phone two hours after the conclusion of the live call on the following numbers until June 22, 2022:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Hong Kong:	800-963-117
China:	400-820-9035
Replay Access Code:	2597295

About Bilibili Inc.

Bilibili is an iconic brand and a leading video community with a mission to enrich the everyday life of young generations in China. Bilibili offers a wide array of video-based content with All the Videos You Like as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bond among them. Bilibili pioneered the “bullet chatting” feature, a live commenting function that has transformed the viewing experience by displaying thoughts and feelings of other audience viewing the same video. It has now become the welcoming home of diverse interests for young generations in China and the frontier to promote Chinese culture across the world.

For more information, please visit: http://ir.bilibili.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, the impact of Covid-19, outlook and quotations from management in this announcement, as well as Bilibili’s strategic and operational plans, contain forward-looking statements. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the impact of the Covid-19 pandemic on Bilibili’s business, results of operations, financial condition, and stock price; Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509 9255 Ext. 8523

E-mail: ir@bilibili.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: bilibili@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com